Filed Pursuant to Rule 433

Registration Statement No. 333-248288

Pricing Term Sheet

YUM! Brands, Inc.

$1,100,000,000 4.625% Senior Notes due 2032

Issuer:	YUM! Brands, Inc.
Title of Securities:	4.625 % Senior Notes due 2032 (the “Notes”)
Aggregate Principal Amount Offered:	$1,100,000,000
Maturity Date:	January 31, 2032
Issue Price:	100.000%
Underwriting Discount:	1.000%
Coupon:	4.625%
Yield to Maturity:	4.625%
Interest Payment Dates:	April 1 and October 1 of each year, commencing on October 1, 2021
Record Dates:	March 15 and September 15 of each year
Trade Date:	March 16, 2021
Settlement Date:	April 1, 2021 (T+12)

Make-Whole Redemption:

Prior to October 1, 2026 at a make-whole premium based on the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest, if any, to the redemption date.

On or after October 1, 2026, the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the percentage of the principal amount of such Notes set forth below plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on October 1 of the year indicated below:

Year	Percentage
2026	102.313%
2027	101.542%
2028	100.771%
2029 and thereafter	100.000%

Change of Control Triggering Event:	101% plus accrued and unpaid interest, if any
Denominations:	$2,000 and in integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	988498 AP6 / US988498AP63
Joint Book-Running Managers:	Citigroup Global Markets Inc.; Wells Fargo Securities, LLC; J. P. Morgan Securities LLC; BofA Securities, Inc.; Goldman Sachs & Co. LLC; Barclays Capital Inc.
Senior Co-Managers:	Fifth Third Securities, Inc.; MUFG Securities Americas Inc.; ING Financial Markets LLC; Capital One Securities, Inc.
Co-Managers:	Scotia Capital (USA) Inc.; Rabo Securities USA, Inc.; PNC Capital Markets LLC; U.S. Bancorp Investments, Inc.; ICBC Standard Bank Plc; HSBC Securities (USA) Inc.; BNP Paribas Securities Corp.; Siebert Williams Shank & Co., LLC

The issuer expects that delivery of the Notes will be made against payment thereof on the twelfth business day following the date of the pricing of the Notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next nine succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+12, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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